22nd CENTURY GROUP, INC.

500 Seneca Street, Suite 507

Buffalo, New York, 14204

September 12, 2022

VIA EDGAR Correspondence

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Mr. Gregory Herbers

Re:	Acceleration of Effective Date
22nd Century Group, Inc.
Registration Statement on Form S-3 (File No. 333-267266)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), 22nd Century Group, Inc. (the “Registrant”), hereby requests that the effective date of the above-referenced Registration Statement (the “Registration Statement”), be accelerated so that the Registration Statement becomes effective under the Securities Act by 4:00 p.m., Eastern Time, on September 14, 2022, or as soon thereafter as practicable. For purposes of Rules 460 and 461 of the Securities Act, there is no underwriter.

The Registrant respectfully requests that you notify Mr. John Wolfel of Foley & Lardner LLP of such effectiveness by a telephone call to (904) 359-8778.

Very truly yours,

22nd Century Group, Inc.

By:	/s/ Steven P. Przybyla
Steven P. Przybyla
Vice President, General Counsel and Secretary